EXHIBIT 11

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

COMPUTATION OF EARNINGS PER WEIGHTED AVERAGE COMMON SHARE OUTSTANDING

(Millions except common shares and per share data)

(UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Net Income	$2.3	$2.8	$32.8	$22.0
Weighted Average Number of Common Shares Outstanding – Basic (000’s)	14,898	14,829	14,889	14,818
Dilutive Effect of Stock Options and Restricted Stock (000’s)	8	5	6	5
Weighted Average Number of Common Shares Outstanding – Diluted (000’s)	14,906	14,834	14,895	14,823
Earnings Per Share – Basic and Diluted	$0.15	$0.19	$2.20	$1.49